Exhibit 99.9
Advertisement

Infosys Technologies Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2010 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)

(in Rs. crore, except per share data)
Particulars	Quarter ended June 30,		Year ended March 31,
	2010	2009	2010
Revenues	6,198	5,472	22,742
Cost of sales	3,648	3,139	13,020
Gross profit	2,550	2,333	9,722
Selling and marketing expenses	339	261	1,184
Administrative expenses	456	428	1,628
Operating profit	1,755	1,644	6,910
Other income	239	269	990
Profit before income taxes	1,994	1,913	7,900
Income tax expense	506	388	1,681
Net profit	1,488	1,525	6,219
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	286	287	286
Share premium, retained earnings and other components of equity	24,256	19,585	23,787
Earnings per share (par value Rs. 5/- each)
Basic	26.06	26.76	109.02
Diluted	26.05	26.73	108.90
Dividend per share (par value Rs. 5/- each) (Refer Note 5)
Interim dividend	–	–	10.00
Final dividend	–	–	15.00
Total dividend	–	–	25.00
Total Public Shareholding #
Number of shares	37,49,91,027	37,38,41,312	37,48,64,267
Percentage of shareholding	65.34	65.24	65.32
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–
Non-encumbered
Number of shares	9,20,84,978	9,44,84,978	9,20,84,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.05	16.49	16.05
# Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt Holders)

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on July 13, 2010. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).
2.	The Securities and Exchange Board of India (SEBI) had on November 9, 2009 issued a press release permitting listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Further, the SEBI issued a circular, dated April 5, 2010, wherein the Listing Agreement has been modified to this effect from March 31, 2010. Consequent to this, the company has voluntarily prepared and published audited consolidated IFRS Financial Statements for the quarter ended June 30, 2010.
3.	Other information (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2010	2009	2010
Staff costs	3,382	2,878	12,093
Items exceeding 10% of aggregate expenditure	–	–	–
Details of other income:
Interest on deposits with banks and others	237	226	779
Income from available-for-sale financial assets/investments	20	10	160
Miscellaneous income, net	2	2	21
Gains/(losses) on foreign currency	(20)	31	30
Total	239	269	990

4.	Audited Financial Results of Infosys Technologies Limited (Stand alone Information)

(in Rs. crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2010	2009	2010
Revenues	5,758	5,104	21,140
Profit before tax and exceptional item	1,919	1,837	7,472
Profit after tax before exceptional item	1,431	1,464	5,755
Profit after tax and exceptional item	1,431	1,464	5,803

5.	The final dividend of Rs. 15.00 per share for fiscal 2010 was approved by the shareholders at the Annual General Meeting of the company held on June 12, 2010 and the same was paid subsequently.
6.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2010

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend/Annual report related	–	170	170	–

7.	Segment reporting (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2010	2009	2010
Revenue by industry segment
Financial services	2,238	1,807	7,731
Manufacturing	1,208	1,121	4,506
Telecom	876	922	3,661
Retail	815	723	3,035
Others	1,061	899	3,809
Total	6,198	5,472	22,742
Less: Inter-segment revenue	–	–	-
Net revenue from operations	6,198	5,472	22,742
Segment profit before tax, depreciation and non-controlling interest:
Financial services	741	599	2,710
Manufacturing	379	350	1,374
Telecom	272	367	1,451
Retail	228	240	1,025
Others	343	312	1,301
Total	1,963	1,868	7,861
Less: Other un-allocable expenditure	208	224	951
(excluding un-allocable income)
Operating profit before tax and non-controlling interest	1,755	1,644	6,910

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India July 13, 2010	S. D. Shibulal Chief Operating Officer and Director	S. Gopalakrishnan Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2010, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended June 30,		Year ended March 31,
	2010	2009	2010
Revenues	1,358	1,122	4,804
Cost of sales	800	643	2,749
Gross profit	558	479	2,055
Net profit	326	313	1,313
Earnings per American Depositary Share (ADS)
Basic	0.57	0.55	2.30
Diluted	0.57	0.55	2.30
Total assets	6,115	4,825	6,148
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,446	2,510	3,532

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2010, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.